Exhibit 99.1

News Release

Forward Pharma Agrees to Enter Into Settlement and License Agreement with Biogen

•                  Biogen will pay Forward a non-refundable cash fee of $1.25 billion

•                  Forward may be eligible to receive royalties of 10% of net sales of Tecfidera beginning in 2021, and of 20% of net sales beginning in 2029, depending on the outcome of certain existing litigation and the receipt of regulatory approvals

COPENHAGEN, Denmark, January 17, 2017 (GLOBE NEWSWIRE) — Forward Pharma A/S (NASDAQ:FWP) (“we” or “Forward”) today announced that it has entered into a binding agreement with two wholly owned subsidiaries of Biogen, Inc. and certain other parties to enter into a Settlement and License Agreement (the “License Agreement”) subject to the approval of Forward’s shareholders and certain other limited customary conditions.  Biogen will pay Forward a non-refundable cash fee of $1.25 billion in connection with the execution and delivery of the License Agreement.  Under certain circumstances, Biogen will also be obligated to pay Forward royalties of up to 10-20% of net sales of Biogen products, including Tecfidera, approved for the treatment of multiple sclerosis that are covered by a Forward patent and have dimethyl fumarate (“DMF”) as an active pharmaceutical ingredient.

The License Agreement does not resolve the issues pending in the interference proceeding between Forward and Biogen that is currently pending at the Patent Trial and Appeal Board (“PTAB”) of the United States Patent and Trademark Office (the “Interference Proceeding”) or the opposition proceeding against Forward’s European patent EP 2801355 (Application No. 14172398.1) (the “Opposition Proceeding”).  Biogen and Forward intend to permit the PTAB and the U.S. Court of Appeals for the Federal Circuit, as applicable, and the European Patent Office and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them.  The non-refundable fee of $1.25 billion to be paid by Biogen is not conditional on the outcome of either proceeding.

Should Forward obtain patent rights in the U.S. arising from the Interference Proceeding that cover treatment for multiple sclerosis by orally administering 480 mg per day of DMF, Biogen will be obligated to pay Forward royalties in the U.S.  If royalties are payable in the U.S. and Biogen holds an exclusive license, a royalty of 10% will be payable from January 1, 2021 to December 31, 2028 and a royalty of 20% will be payable from January 1, 2029 until the earlier of the expiration, unenforceability or invalidation of the patents included in the U.S. Licensed Intellectual Property.

Should Forward obtain similar patent rights in other countries arising from the Opposition Proceeding, Biogen will be obligated to pay Forward royalties in countries other than the U.S.  If royalties are payable in countries other than the U.S., a royalty of 10% of Net Sales of applicable infringing products will be payable on a country-by-country basis, from January 1, 2021 to December 31, 2028, and a royalty of 20% will be payable on a country-by-country basis from January 1, 2029 until the earlier of the expiration, unenforceability or invalidation of the patents included in the Designated Countries Licensed Intellectual Property in each country.

The approval of the holders of two-thirds of Forward’s voting share capital is required to approve the License Agreement.  Forward will convene an extraordinary general meeting to obtain the approval of its shareholders on February 1, 2017.  Shareholders representing approximately 77% of Forward’s voting share capital have irrevocably agreed to vote in favor of the License Agreement.  The License Agreement provides for the payment of the $1.25 billion cash fee within five business days of the extraordinary general meeting, subject to certain limited conditions.

The License Agreement will have a perpetual term and provide for the grant to Biogen of an irrevocable, exclusive license to all applicable intellectual property owned by Forward in the U.S. (the “U.S. Licensed Intellectual Property”), subject to the conditions in the License Agreement, which include the absence of legal restraints and the receipt of all necessary regulatory approvals.  If those conditions are not satisfied, the U.S. license will be an irrevocable co-exclusive license, under which Forward will maintain the ability to develop and commercialize medicines based on its intellectual property or to license such intellectual property to a third party, at Forward’s discretion.  If Biogen holds a co-exclusive license, a royalty of 1% will be payable from January 1, 2023 until the earlier of the expiration, unenforceability or invalidation of the patents included in the U.S. Licensed Intellectual Property.

“We are excited to enter into this agreement with Biogen and believe it is in the best interests of Forward shareholders.  This agreement limits our downside risk should we not be successful in either the US or European proceedings and it provides clarity as to our royalty stream should we be successful in either or both of those proceedings.  We continue to believe in the strength of Forward’s positions in the pending proceedings and this settlement allows those cases to continue to move forward to final decisions while delivering Forward an immediate cash payment of $1.25 billion”, said Florian Schönharting, Chairman of the Board of Directors of Forward.

Forward is evaluating the most efficient way to deliver directly to its shareholders a substantial portion of the cash it will be receiving from Biogen.  The Board is considering both stock buybacks as well as cash distributions.  The $1.25 billion cash payment made to Forward by Biogen will be subject to a Danish corporate tax of 22%.  The Company advises shareholders (including holders in the United States of Forward’s American Depositary Shares) to consult their own tax advisors with respect to the tax ramifications they will have with respect to any future cash distributions from Forward.

Forward expects to file today a Form 6-K with the United States Securities and Exchange Commission containing a complete copy of the License Agreement and certain related documents.  The summary of the License Agreement above does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the License Agreement, which is filed as an exhibit to the Form 6-K and is also available on Forward’s website, http://www.forwardpharma.com, and Forward shareholders are strongly urged to read the License Agreement in its entirety.

In connection with the License Agreement, Forward was represented in the United States by Sidley Austin LLP and in Denmark by Mazanti-Andersen Korsø Jensen.

About Forward Pharma:

Forward Pharma A/S is a Danish biopharmaceutical company developing FP187, a proprietary formulation of DMF (dimethyl fumarate) for the treatment of inflammatory and neurological indications.  Since our founding in 2005, we have worked to advance unique formulations of DMF, which is an immune modulator, as a therapeutic agent to improve the health and well-being of patients with immune disorders including multiple sclerosis.  FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose.

Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP).  For more information about the Company’s products and developments, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Media Contact:

Sharon Klahre, Director, Investor Relations
Forward Pharma USA, LLC
7 Skyline Drive
Hawthorne, NY 10532
SK@forward-pharma.com
+1 914-752-3542

The Ruth Group
Lee Roth
lroth@theruthgroup.com
+1 646-536-7014

Forward Looking Statements:

Certain statements in this press release or in the above-referenced presentation may constitute “forward-looking statements” of Forward Pharma A/S (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “hope,” “would” and “potential.”  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the License Agreement; the Company’s ability to obtain, maintain and defend issued patents with protective claims; the issuance and term of patents; the Company’s ability to prevail in or obtain a favorable decision in any patent interference or infringement action; the Company’s ability to recover damages in any patent infringement action; uncertainties relating to our development plans and activities, including the commencement of any clinical trial and the results, timing, cost and location thereof; risks and uncertainties related to the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; our ability to commercialize and generate revenue from our sole clinical candidate, FP187; clinical development, and clinical trials of FP187 may not be successful; completion of required clinical trials may take longer than we anticipate, which could result in increased costs, limit our access to funding and delay or limit our ability to obtain regulatory approval for FP187; and our evaluation of alternative Phase 3 clinical strategies in RRMS may not be successful or shorten our time to commercialization and/or reduce costs. These and other factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2015.

Forward Pharma A/S